Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Henry Schein, Inc.

Commission File No.: 000-27078

The following is a partial transcript of a conference that was made available on the Company’s website on November 29, 2018.

Sarah Elizabeth James (Piper Jaffray Companies, Research Division - Senior Research Analyst): Okay. Moving on to the Animal Health side. Post the spin-out, how is this sort of rebranding and effort resonating with customers? How are your conversations going on for new sales for that? And historically, I think the top line for that unit was high single, low double digits. So post the spin-out, has that growth trajectory changed?

Steven Paladino (Henry Schein, Inc. - Executive VP, CFO & Executive Director): Well, I would say, as far as branding, ultimately, the Animal Health business will not carry the Henry Schein name. We do have a transition period to allow the spun-off company to use the Henry Schein name. I think it’s for 6 months and then transition to whether they’re going to use Vets First Choice or another name. I think they’re still thinking it through. So we want to give them adequate time to transition the branding to a new name. But right now, I think it’s business as usual with customers. They’re not thinking about the spin, doesn’t really impact them. Our goal is to continue to service them really well. We did have strong growth even in Q3, when you normalize to agency, 6.7% in North America. It’s important for people to look at the normalized number because the agency sales distort due growth of the business. And I would say that Animal Health still is — at least U.S. Companion Animal Health, is probably still our fastest-growing end market. It’s probably growing somewhere in the mid-single digits. And Stanley just talked about the dental and medical are probably in the 2 percentage point range, and maybe slightly more slightly less, depending on how you evaluate it. But still a very strong business. We feel like — we’re not spinning it off because we dislike the business. We spun it off, and we talked about this, really to create shareholder value. And we feel like that’s still a very important theme that we will be able to execute to. The shareholder value comes — or unlocking shareholder value comes from: one is multiple arbitrage because pure-play Animal Health companies carry just a larger valuation, a higher valuation, than what’s embedded within Henry Schein; and there’s $100 million of synergies by the end of the year 3 with merging with the Vets First Choice business. So those 2 things will create significant shareholder value, we believe. Just on the – if I may, on the timing of it. The timing is on target. We’ve said since day 1, late this year or early Q1. We’re probably now closer to early Q1. But it’s going very well. We’ve filed the initial registration statement. We filed it on a confidential basis because there was still some missing information. But we wanted to accelerate the timing of getting comments from SEC, which obviously have to go through that process. We’ve already responded to the SEC comments. We’re — and they were relatively light, which is good. We are getting ready to resubmit the registration statement with now the Q3 numbers because the Q2 numbers were the only numbers available when we did the initial filing. We would expect the registration statement will flip into a public document sometime in early to mid-December. So we’re on track really to complete the transaction as we planned. We’re the open items in the registration statement are just the details on the financing for the SpinCo business to pay the dividend back to Henry Schein and a couple of other smaller items. So we’re really in good shape right now. Still a lot of work, and we still have to keep our diligence in moving this along quickly. But we feel very good about the timing and the ability to execute probably in the late January time frame.

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Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov.

These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.